Exhibit 99.2

AMENDMENT TO SECURITIES PURCHASE AGREEMENT

This Amendment to Securities Purchase Agreement (this “Amendment”) is dated as of March 13, 2024, between ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), and the purchaser identified on the signature pages hereto (together with its successors and assigns, a “Purchaser” and collectively the “Purchasers”), which amends that certain Securities Purchase Agreement between the Company and the Purchaser, dated as of September 29, 2023 (the “Purchase Agreement”) with respect to the sales of Common Shares in reliance upon the provisions of Regulation S. The Company and the Purchaser are sometimes each individually referred to herein as a “Party” and collectively as the “Parties.” All initially capitalized terms not otherwise defined herein shall have the meaning given to those terms in the Purchase Agreement.

WHEREAS, the Parties entered into the Purchase Agreement providing for the sale of Common Shares of $10,000,000 to the Purchaser by the Company, pursuant to the terms and conditions of the Purchase Agreement in reliance upon the provisions of Regulation S promulgated by the SEC under the Securities Act; and

WHEREAS, the Company issued to the Purchasers an aggregate of 10,000,000 Common Shares (the “Shares”) on October 3, 2023 (or 1,000,000 Shares as a result of a 10-for-one share combination effected by the Company on March 1, 2024 (the “Share Combination”)), which are being held by the Purchasers as of the date hereof;

WHEREAS, pursuant to the Purchase Agreement, the Purchaser has certain registration rights with respect to the resale by the Purchaser of the Shares (the “Registration Rights”);

WHEREAS, the Purchaser desires to fully waive such registration rights with respect to all of the Shares owned by the Purchaser or the Purchaser’s assignees under the Purchase Agreement and the Company desires such waiver by the Purchaser; and

WHEREAS, the Parties desire to change the terms and conditions relating to the Purchase Price and the Closing as more specifically provided in this Amendment.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Amendment, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchasers hereby agree to amend the Purchase Agreement as follows:

1. Amendment to the Purchase Price.

The Purchase Price per share shall be changed from $1.00 to $4.00, after giving effect of the Share Combination. The Purchase Price as specified opposite to the Purchaser’s name on the signature page of the Purchase Agreement shall be changed to reflect the change in the Purchase Price per share accordingly. The Purchasers hereby agree to pay the Purchase Price of $4.00 per share and the revised Purchase Price as specified opposite to the Purchaser’s name on the signature page hereto. The Parties further agree that the number of Shares as specified opposite to the Purchaser’s name on the signature page of the Purchase Agreement shall be proportionately adjusted to reflect the Share Combination.

2. Closing.

The closing of the transactions contemplated by the Purchase Agreement, as amended by this Amendment (the “Closing”) shall take place simultaneously with the execution of this Amendment on the date hereof (the “Closing Date”), subject to satisfaction of the conditions set forth herein and in the Purchase Agreement at the offices of Ellenoff Grossman & Schole LLP, or such other place or manner as the parties may mutually agree upon. At the Closing, the Purchaser shall pay, or cause to be paid, to the account or accounts designated by the Company its Purchase Price in cash by wire transfer in immediately available funds.

3. Agreement to Return the Shares.

In the event that any Purchaser fails to pay the Purchase Price in full in accordance with the Purchase Agreement, after giving effect to the Amendment, the Purchaser shall immediately return the number of Shares as specified opposite to his name on the signature page hereto to the Company for cancellation without any consideration. The failure of any Purchaser to pay its Purchase Price shall not impact the transactions by and between the Company and any other Purchaser as contemplated hereunder and under the Purchase Agreement. The Company may serve a call notice on the Purchaser giving the Purchaser 14 days' notice to pay the Purchase Price in full, or the Shares will be liable to be forfeited (the “Notice”). If the Purchaser fails to comply with the terms of the Notice, the directors of the Company may, at any time before tender of the Purchase Price, forfeit and cancel the Shares in accordance with Section 51 of the BVI Business Companies Act, 2004 (as amended).

4. Waiver of Registration Rights.

The Purchaser hereby waive the Registration Rights under the Purchase Agreement. The foregoing waiver of Registration Rights includes, without limitation, the waiver of any right to receive notice of the filing of the Registration Statement on Form F-1 or any subsequent amendment or supplement thereto (the “Registration Statement”), and the waiver of the right to register any of the Company’s securities owned by the Purchaser or the Purchaser’s assignees under Section 4.4 of the Purchase Agreement and any other registration-related rights under other sections of the Purchase Agreement, to be included in the Registration Statement, and/or any future registration statement for any follow-on offerings or other offerings whatsoever in future. This waiver shall be binding on the Purchaser and the successors, heirs, personal representatives and assigns of the Purchaser.

5. General.

(a) This Amendment shall be effective as of the date hereof upon the execution and delivery of same by each of the Parties.

(b) Except as specifically set forth in this Amendment, there are no other amendments to the Purchase Agreement and all of the other forms, terms and provisions of the Purchase Agreement shall remain unmodified and in full force and effect.

(c) Section 5 of the Purchase Agreement (Governing Law; Jurisdiction; Waiver of Jury Trial) shall be applicable to this Amendment.

(d) This Amendment may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party and delivered to the other Party, it being understood that the Parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be effective and signed in its name effective as of the date set forth above.

RETO ECO-SOLUTIONS, INC.

By:
	Name:	Hengfang Li
	Title:	Chief Executive Officer

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

PURCHASER SIGNATURE PAGES

TO

AMENDMENT TO ReTo Eco-Solutions, Inc., SECURITIES PURCHASE AGREEMENT

Number of Shares

Subscribed For: ____________ shares	Print Name of Purchaser

Purchase Price: US$____________
By:
(Signature of Purchaser or Authorized Signatory)

Address:

Telephone:

Fax:

Email:

______________________________
Identification Number

4